# SEC Schedule 13D/A (Amendment No. 34) — Beneficial ownership report by holders of more than 5% of a class

Issuer: T-Mobile US, Inc., CIK 0001283699
CUSIP: 872590104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Friedrich-Ebert-Allee 140, Bonn, Germany (2M), 53113
Date of event which requires filing of this statement: 10/02/2025
Amends the filing with accession number 0000950157-25-000658
Filed by CIK 0000946770
Persons authorized to receive notices and communications: Dr. Axel Lutzner, VP DT Legal, Deutsche Telekom AG, Friedrich-Ebert-Allee 140, Bonn, Germany (2M), 53113, 49-228-181-0

## Reporting persons
- Deutsche Telekom AG (CIK 0000946770): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 628,168,603; shared voting power 0; sole dispositive power 582,993,871; shared dispositive power 0; aggregate amount beneficially owned 628,168,603 (55.8% of the class)
- Deutsche Telekom Holding B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 628,168,603; shared voting power 0; sole dispositive power 582,993,871; shared dispositive power 0; aggregate amount beneficially owned 628,168,603 (55.8% of the class)
- T-Mobile Global Holding GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 628,168,603; shared voting power 0; sole dispositive power 582,993,871; shared dispositive power 0; aggregate amount beneficially owned 628,168,603 (55.8% of the class)
- T-Mobile Global Zwischenholding GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 628,168,603; shared voting power 0; sole dispositive power 582,993,871; shared dispositive power 0; aggregate amount beneficially owned 628,168,603 (55.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: T-Mobile US, Inc.
Address of issuer's principal executive offices: Friedrich-Ebert-Allee 140, Bonn, Germany (2M), 53113
Comment:
This Amendment No. 34 (this "Amendment No. 34") to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on May 10, 2013, (as amended and supplemented from time to time, this "Schedule 13D"), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany ("Deutsche Telekom"), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschrankter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom ("T-Mobile Global"), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschrankter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global ("T-Mobile Holding"), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding ("DT Holding" and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the "Reporting Persons", and each, a "Reporting Person"), pursuant to Section 13(d) of the Exchange Act, and Rule 13d-2(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the "Common Stock"), of T-Mobile US, Inc., a Delaware corporation (the "Issuer" or "T-Mobile").

Except as set forth below, all Items of this Schedule 13D, as amended prior to the date hereof, are materially unchanged. Capitalized terms used in this Amendment No. 34 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Deutsche Telekom disclaims beneficial ownership in any Common Stock held by Delaware Project 6 L.L.C. ("Project 6") and Delaware Project 9 L.L.C. ("Project 9"), each a wholly-owned subsidiary of SoftBank Group Corp. ("SoftBank"), if such Common Stock is not subject to the Proxy.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5 is hereby amended and supplemented as follows:

The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Reporting Persons beneficially own, in aggregate, 628,168,603 shares of Common Stock consisting of (i) 582,993,871 shares of Common Stock held by DT Holding, (ii) 27,174,732 shares of Common Stock held by Project 6 and subject to the Proxy and (iii) 18,000,000 shares of Common Stock held by Project 9 and subject to the Proxy (of which 10,000,000 of such shares of Common Stock are subject to call options granted by Project 9 to Deutsche Telekom), representing 55.8% of the shares of the Common Stock outstanding as of July 18, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on July 23, 2025. The number of shares of Common Stock held by Project 6 and Project 9 is based solely on information provided by SoftBank as of September 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Same as (a) above.
Transactions in the class effected during the past sixty days: Except as previously reported on this Schedule 13D, set forth in Exhibit 67 or in Item 6 below, to the best knowledge of the Reporting Persons, none of the Reporting Persons has effected any transaction in Common Stock in the 60 days preceding the date hereof.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Item 6 is hereby amended and supplemented as follows:

SB-DT 2029 Call Option Agreement

Pursuant to an option agreement dated October 2, 2025 (the "SB-DT 2029 Call Option"), between Project 9, as grantor, and Deutsche Telekom, as optionholder, Project 9 has granted call options to Deutsche Telekom which entitle Deutsche Telekom to acquire from Project 9, in whole or in part, up to an aggregate of 10,000,000 shares of Common Stock until April 1, 2029. The SB-DT 2029 Call Option may be exercised on or after October 2, 2025.

The SB-DT 2029 Call Option may be exercised at an exercise price per share (the "Exercise Price") equal to the last sale price of the Common Stock as reported on the NASDAQ Global Select Market (as reported on Bloomberg L.P. page "TMUS US Equity HP" (or any successor page thereto)) on the last day on which the NASDAQ Global Select Market is open for trading immediately preceding the relevant date of exercise.

The Exercise Price shall be subject to customary adjustment from time to time as a result of certain specified events, including stock splits, subdivisions, reclassifications or combinations of the Common Stock, dividends (other than cash dividends) and merger events.

The foregoing description of the SB-DT 2029 Call Option does not purport to be complete and is subject to, and qualified in its entirety by, the SB-DT 2029 Call Option, which is filed as Exhibit 68 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. - Description of Exhibit

Exhibit 67 - Transaction Information

Exhibit 68 - SB-DT 2029 Call Option, dated October 2, 2025, between Delaware Project 9 L.L.C., as grantor, and Deutsche Telekom AG, as optionholder.

Exhibit 69 - Schedule A-3: Directors and Executive Officers of Deutsche Telekom AG

## Signatures
- Deutsche Telekom AG: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (10/06/2025)
- Deutsche Telekom Holding B.V.: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (10/06/2025)
- T-Mobile Global Holding GmbH: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (10/06/2025)
- T-Mobile Global Zwischenholding GmbH: /s/ Christoph Appel, Christoph Appel / Attorney-in-fact (10/06/2025)